Exhibit 99.1

Ayr Wellness Launches Sun Gems THC-Infused Gummies Throughout Florida Footprint

Sun Gems is part of Ayr’s Fruit-Forward Product Brand, Secret Orchard

MIAMI, September 29, 2021– Ayr Wellness Inc. (CSE: AYR.A, OTC: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated cannabis multi-state operator (“MSO”), today announced the initial launch of Sun Gems THC-infused gummies throughout the Company’s 42 Liberty Health Sciences (“LHS”) dispensaries.

The Sun Gems gummies will initially launch in Watermelon flavor, followed shortly by Blue Raspberry. The launch of gummies represents LHS’ second edibles offering available for sale in Florida, joining Big Pete’s Cookies which launched throughout the Company’s Florida footprint in June 2021.

Sun Gems is the latest offering under Ayr’s recently launched fruit-forward brand, Secret Orchard, which also includes vape cartridges and syringes.

“We continue to invest heavily in building brands that reflect the high-quality of our products. Sun Gems, and the larger Secret Orchard brand, is an excellent example, providing our patients and customers with a fruit-forward, flavor packed experience carefully cultivated by exceptional growers and master extractors, all at an affordable price point. We look forward to providing more exciting choices for our customers with additional flavors and form factors throughout our 42 open dispensaries in Florida,” said Jon Sandelman, Founder, Chairman and CEO of Ayr Wellness.

The Florida medical marijuana market continues to show robust growth, with the Florida Office of Medical Marijuana Use reporting over 615,000 registered patients as of September 24, 2021, up ~46% year-over-year.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames.

Estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston

MATTIO Communications

T: (703) 926-9159

Email: ir@mattio.com

Email: IR@ayrwellness.com